Exhibit 2

STATEMENTS REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Mexican pesos

		2001	2002	2003	2004	2005
	Mexican GAAP:
	Income before income tax and employee profit sharing	6,991,986	13,290,327	20,693,518	26,339,774	32,093,412

Plus:	Fixed charges:
	Interest expense	1,361,213	3,320,243	4,140,253	4,850,549	7,203,382
	Interest implicit in operating leases	18,982	26,429	83,687	133,765	191,435

	Earnings under Mexican GAAP	8,372,181	16,636,999	24,917,458	31,324,088	39,488,229

	Mexican GAAP:
Less:	Employee profit sharing	(227,904)	(219,890)	(269,491)	(557,744)	(4,781)

Plus:	U.S. GAAP:
	Total U.S. GAAP adjustments, net	504,237	1,514,279	(526,716)	(210,064)	(91,386)
Less:	Deferred income tax	(351,733)	656,512	1,487,755	56,050	(29,967)
Less:	Interest capitalized during the period	(466,068)	(71,897)	—	(630,020)	(1,342,053)
Plus:	Minority interest	(243,528)	(151,784)	382,434	365,167	68,543
Plus:	Depreciation of capitalized interest	106,164	161,316	162,990	155,320	249,687

	U.S. GAAP adjustments without deferred income tax and capitalized interest	(450,928)	2,108,426	1,506,463	(263,547)	(1,145,176)

	Earnings under U.S. GAAP	7,693,349	18,525,535	26,154,430	30,502,797	38,338,272

	Fixed charges:
	Interest expense under U.S. GAAP	914,127	3,274,775	4,223,940	4,354,294	6,052,764
Plus:	Interest capitalized during the period	466,068	71,897	—	630,020	1,342,053

	Fixed charges under U.S. GAAP	1,380,195	3,346,672	4,223,940	4,984,314	7,394,817

	Mexican GAAP	6.1	5.0	5.9	6.3	5.3

	U.S. GAAP	5.6	5.5	6.2	6.1	5.2

(1)	Constant pesos as of December 31, 2005.